Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operation

          The following is a discussion of our financial condition and results of operations for the three month periods ended March 31, 2012 and 2011. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Prospectus filed with the SEC on April 2, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

          All amounts in the following discussion of the financial condition and results of operation are in thousands of U.S. Dollars (“USD”), unless otherwise indicated.

Forward – Looking Statements

          The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

          We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

          We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Completion of the Initial Public Offering (“IPO”)

          On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000,000 and (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

          The Group completed its initial public offering and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares and received the net proceeds of the offering (after underwriting discounts and offering expenses) and the concurrent private placement of approximately $309.93 million.

Overview

          We are an international owner, operator and manager of liquified natural gas (“LNG”) carriers. Our owned fleet consists of 10 wholly owned LNG carriers, including two ships delivered to us in 2010 and eight LNG carriers on order to be constructed. We currently manage and operate 14 LNG carriers, and we are supervising the construction of our eight newbuilding ships. We have secured multi-year time charter contracts for the two ships delivered to us in 2010 and six of our newbuilding ships on order that from March 31, 2012 provide total contracted revenue in excess of $1.2 billion during their initial terms, which expire between 2015 and 2021.

          In addition to our committed order book, we have options to purchase two additional LNG carriers from Samsung Heavy Industries that expire in 2012, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group plc (“BG Group”). The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle. We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year time charters. Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”), generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting, for our owned fleet as well as the ships in our managed fleet.

          We expect to continue to expand our staffing levels in 2012 as we prepare for the delivery of additional vessels in 2013 and incur increased general and administrative expenses associated with being a public company. At the same time, since none of our newbuildings will be delivered before 2013, we expect our revenue for 2012 to increase only modestly in 2012 over 2011. Accordingly, we expect that for 2012 our profit will be significantly lower than the $13.72 million recorded in 2011, while on a percentage basis the decline in our EBITDA is expected to be substantially less.

Results of Operations & Segment Performance

Three month period ended March 31, 2012 compared to the three month period ended March 31, 2011

	Three month period ended March 31, 2012

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$13,992	$2,610	$—	$—	$16,602
Inter-segment revenues	—	986	—	(986)	—

Total revenues	13,992	3,596	—	(986)	16,602

Vessel operating and supervision costs	(2,419)	(1,938)	—	869	(3,488)
Depreciation of fixed assets	(3,136)	(71)	(28)	—	(3,235)
General and administrative expenses	—	(1,809)	(3,376)	—	(5,185)

Profit/(loss) from operations	8,438	(222)	(3,404)	(117)	4,694

Financial costs	(2,992)	(12)	(4)	—	(3,008)
Gain on interest rate swaps, net	102	—	—	—	102
Share of profit of associate	383	—	—	—	383

Profit/(loss) for the period	$5,931	$(234)	$(3,408)	$(117)	$2,171

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

	Three month period ended March 31, 2011

	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total

	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$13,701	$2,585	$—	$—	$16,286
Inter-segment revenues	—	494	—	(494)	—

Total revenues	13,701	3,079	—	(494)	16,286

Vessel operating and supervision costs	(2,441)	(831)	—	226	(3,046)
Depreciation of fixed assets	(3,153)	(35)	(15)	—	(3,202)
General and administrative expenses	(349)	(1,544)	(1,395)	268	(3,021)

Profit/(loss) from operations	7,758	668	(1,410)	—	7,016

Financial costs	(2,324)	(9)	(2)	—	(2,335)
Financial income	21	2	—	—	23
Share of profit of associate	307	—	—	—	307

Profit/(loss) for the period	$5,762	$661	$(1,412)	$—	$5,011

(1)	Unallocated items consist of expenses of GasLog Ltd. related to corporate administrative functions and compensation paid to senior management.

          During each of the three month periods ended March 31, 2012 and 2011, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships). During the three month period ended March 31, 2012, we had an average of 3.3 owned ships under construction supervision, as compared to the three month period ended March 31, 2011 when we had no ships under construction supervision.

Revenues:

          Revenues increased by 1.90%, or $0.31 million, to $16.60 million during the three month period ended March 31, 2012, from $16.29 million during the three month period ended March 31, 2011. The increase is mainly attributable to an increase in revenues in the vessel ownership segment of $0.29 million.

          Vessel ownership segment: In our vessel ownership segment, revenues increased by 2.12%, or $0.29 million, to $13.99 million during the three month period ended March 31, 2012, from $13.70 million during the three month period ended March 31, 2011. The increase is due to the extension of the charter party agreements for the two owned ships in May 2011, which increased the amount of revenue recorded in each period on a straight-line basis. In addition there were two more operating days in the first quarter of 2012.

          Vessel management segment: Revenues of GasLog LNG Services increased by 16.88%, or $0.52 million, to $3.60 million from $3.08 million, of which $2.61 million and $2.59 million was from external customers, during the three month period ended March 31, 2012 and March 31, 2011, respectively. The increase in revenue from external customers of $0.02 million is mainly attributable to a $0.41 million increase from various new assignments with existing customers offset by a decrease of $0.38 million in revenues derived from professional services fees mainly due to the performance bonus we received from BG Group for the management of its ships in the first three months of 2011. The increase of $0.49 million in revenue from group companies is mainly attributable to an increase of $0.75 million in revenue from newbuilding supervision, partially offset by a decrease of $0.27 million in consultancy services charged to the vessel ownership segment since the consultancy services were terminated in June 2011. Revenues from newbuilding supervision and consultancy services are being eliminated on a Group basis. The newbulding supervision program will be effective until 2015 when all of our Group newbuildings will be delivered.

Vessel Operating and Supervision Costs:

          Vessel operating and supervision costs increased by 14.43%, or $0.44 million, to $3.49 million during the three month period ended March 31, 2012, from $3.05 million during the three month period ended March 31, 2011. The increase is mainly attributable to an increase of $0.35 million in personnel related expenses due to new hires in order to fulfill new requirements from our existing customers.

          Vessel ownership segment: Vessel operating costs in this segment decreased slightly by 0.82%, or $0.02 million, to $2.42 million during the three month period ended March 31, 2012, from $2.44 million during the three month period ended March 31, 2011.

          Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 133.73%, or $1.11 million, to $1.94 million during the three month period ended March 31, 2012, from $0.83 million during the three month period ended March 31, 2011 due to new hires in order to fulfill new requirements from our existing customers during the first three months of 2012.

General and Administrative Expenses:

          General and administrative expenses increased by 71.52%, or $2.16 million, to $5.18 million during the three month period ended March 31, 2012, from $3.02 million during the three month period ended March 31, 2011. The increase is mainly attributable to the increase in the unallocated general and administrative expenses.

          Vessel ownership segment: General and administrative expenses in the segment decreased by 100%, or $0.35 million, to $0 during the three month period ended March 31, 2012, from $0.35 million during the three period ended March 31, 2011. Of the $0.35 million in general and administrative expenses allocated to the vessel ownership segment for the first quarter of 2011, $0.27 million was attributable to fees paid by the vessel ownership segment to the vessel management segment in connection with consultancy services relating to newbuilding vessels under construction during 2011. These consultancy fees were recorded as revenue of the vessel management segment and eliminated on consolidation. The consultancy services agreement was terminated in June 2011.

          Vessel management segment: General and administrative expenses in the segment increased by 17.53%, or $0.27 million, to $1.81 million during the three month period ended March 31, 2012, from $1.54 million during the three month period ended March 31, 2011. The increase in general and administrative expenses is primarily attributable to an increase of $0.07 million in rent and utilities and an increase of $0.20 million in all other general and administrative expenses.

          Unallocated: Unallocated general and administrative expenses increased by 141.43%, or $1.98 million, to $3.38 million during the three month period ended March 31, 2012, from $1.40 million during the three month period ended March 31, 2011. The increase is mainly attributable to (a) an increase of $0.76 million in personnel costs due to an increase in bonuses granted during the three month period ended March 31, 2012, an increase in the number of employees and an increase in other personnel-related expenses related to the planned expansion of our owned fleet, (b) an increase of $0.53 million in equity-settled compensation expense mainly due to the accelerated vesting of the 801,346 common shares held by our former chief executive officer in January 2012, (c) $0.30 million in directors’ fees recognized during the first quarter of 2012, (d) an increase of $0.13 million in travel expenses and (e) an increase in all other expenses by $0.26 million.

Financial Costs:

          Financial costs increased by 28.63%, or $0.67 million, to $3.01 million during the three month period ended March 31, 2012, from $2.34 million during the three month period ended March 31, 2011. The increase is mainly attributable to the increase in financial costs of the vessel ownership segment.

          Vessel ownership segment: Financial costs in the segment increased by 28.88%, or $0.67 million, to $2.99 million during the three month period ended March 31, 2012, from $2.32 million during the three month period ended March 31, 2011, as a result of interest expense on the indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. During the three month period ended March 31, 2012, we had an average of $279.42 million of outstanding indebtedness with a weighted average interest rate of 3.96%, and during the three month period ended March 31, 2011, we had an average of $307.59 million of outstanding indebtedness with a weighted average interest rate of 2.79%. The increase in average interest rate is due to the Group entering into an additional fixed interest rate swap agreement related to the GAS-one Ltd. facility in October 2011.

Gain on interest rate swaps, net:

          A gain of $0.10 million on interest rate swaps was recognized in the three month period ended March 31, 2012 and is all attributable to the vessel ownership segment.

          Vessel ownership segment: In our vessel ownership segment, a gain of $0.10 million on interest rate swaps was recognized in the three month period ended March 31, 2012 as a result of a $0.96 million gain from the movement in the valuation of two interest rate swaps signed in the first quarter of 2012 carried at fair value through profit and loss, offset by a $0.84 million loss recognized at the inception of an interest rate swap designated as a cash flow hedging instrument signed in the first quarter of 2012 and a $0.01 million loss relating to the ineffective portion of the changes in the fair value of all interest rate swaps designated as cash flow hedging instruments.

Profit for the Period:

          Profit decreased by 56.69%, or $2.84 million, to $2.17 million for the three month period ended March 31, 2012, from $5.01 million for the three month period ended March 31, 2011. This reflects an increase in unallocated loss of $2.00 million, which is mainly attributable to increased unallocated general and administrative expenses. The unallocated loss was $3.41 million for the three month period ended March 31, 2012 compared to $1.41 million for the three month period ended March 31, 2011. In addition, there was a $0.89 million decrease in profit attributable to the vessel management segment to $0.23 million loss for the three month period ended March 31, 2012 compared to $0.66 million profit for the three month period ended March 31, 2011. This decrease in profit was partially offset by an increase in vessel ownership segment profit of $0.17 million to $5.93 million for the three month period ended March 31, 2012 from $5.76 million for the three month period ended March 31, 2011.

Customers

          Historically, we have derived nearly all of our revenues from one customer, BG Group. For the three month period ended March 31, 2012, we received 97% of our revenues from BG Group, 1% of our revenues from Egypt LNG (an entity in which we have a 25% ownership interest), and 2% from another customer. For the three month period ended March 31, 2011, we received 99% of our revenues from BG Group and 1% of our revenues from Egypt LNG. Royal Dutch Shell plc (“Shell”) will become a customer upon delivery to us from the shipyard (scheduled for dates in 2013 and 2014) of the two newbuildings that will be chartered to one of its subsidiaries.

Seasonality

          Since our owned ships are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

          Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

          Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in euros. We have not made use of derivative instruments other than for interest rate risk management purposes. Refer to Note 11 of our unaudited interim condensed financial statements for details on our interest rate swap arrangements.

          As of March 31, 2012, we had $8.29 million of cash and cash equivalents, of which $3.36 million was held in a retention account in connection with the next installment and interest payment due under the credit facility entered into by our subsidiary GAS-two Ltd. and $0.44 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of our vessel management segment to cover operating expenses of customer-owned ships operating under our management. Following the completion of the IPO and the concurrent private placement our cash increased significantly.

          As of March 31, 2012, we had an aggregate of $276.26 million of indebtedness outstanding under two credit agreements, of which $25.11 million is repayable within one year. In addition, we have signed four loan agreements for $1.13 billion in the aggregate. Borrowings under these four facilities will be used to finance a portion of the contract prices of our eight new LNG carriers on order.

          During the three month period ended March 31, 2012, our pre-IPO shareholders made surplus capital contributions to us of $18.66 million to provide us with funding for capital expenditures.

          The total contract price for our eight newbuilding ships on order is approximately $1.55 billion, of which $143.08 million has been paid to date. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We have entered into four loan agreements aggregating $1.13 billion to finance a portion of the contract prices of our eight newbuildings. The balance of the total contract price will be funded by the proceeds from the IPO and concurrent private placement completed on April 4, 2012.

Working Capital Position

          Following the completion of our IPO and taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

          As of March 31, 2012, our current assets totaled $15.40 million while current liabilities totaled $39.51 million, resulting in a negative working capital position of $24.11 million. The $24.11 million does not include the IPO proceeds that will provide an additional working capital in excess of $300 million in the second quarter of 2012.

Cash Flows

          Three month period ended March 31, 2012 compared to the three month period ended March 31, 2011

          The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Three month period ended March 31,

	2011	2012

	(in thousands of U.S. dollars)
Net cash used in / from operating activities	$(577)	$3,021
Net cash from / used in investing activities	768	(20,276)
Net cash used in / from financing activities	(9,248)	5,454

          Net Cash Used in / From Operating Activities

          Net cash from operating activities was $3.02 million in the three month period ended March 31, 2012, compared to $0.58 million of net cash used in operating activities during the three month period ended March 31, 2011. The increase of $3.60 million was due to favorable changes in cash received and paid on behalf of ship management creditors amounting to $4.31 million and an increase of $2.59 million in revenue collections, which items were partly offset by an increase of $2.58 million in payments for general and administrative expenses, operating expenses and inventories and an increase of $0.72 million in interest paid.

          Net Cash Used in / From Investing Activities

          Net cash used in investing activities amounted to $20.28 million in the three month period ended March 31, 2012, which principally consists of $20.83 million in payments to shipyards and other construction costs capitalized, $0.40 million in payments for other tangible assets, partially offset by $0.95 million of dividends we received from Egypt LNG.

          Net cash from investing activities was $0.77 million in the three month period ended March 31, 2011, which principally consists of $0.75 million of dividends we received from Egypt LNG.

          Net Cash Used in / From Financing Activities

          Net cash from financing activities was $5.45 million in the three month period ended March 31, 2012, which consists of capital contributions of $18.66 million that we received from our pre-IPO shareholders, $3.35 million that we received in advance from certain of our directors and officers who subscribed for the shares under the private placement which closed on April 4, 2012, offset by scheduled bank loan repayments of $6.85 million, payment of loan issuance costs of $8.98 million, and payment of $0.73 million related to IPO costs.

          Net cash used in financing activities was $9.25 million in the three month period ended March 31, 2011, and related to scheduled bank loan repayments.

Contracted Charter Revenues

          The following table summarizes GasLog’s contracted charter revenues and vessel utilization within the Vessel Ownership segment for the next 10 years.

	On and after April 1,

	2012		2013	2014	2015	2016 -2021	Total

	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	42	(8)	133	214	210	615	1,214
Total contracted days(1)	550		1,742	2,831	2,768	7,885	15,776
Total available days(6)	550		1,742	2,832	3,532	19,303	27,959
Total unfixed days(7)	—		—	1	764	11,418	12,183
Percentage of total contracted days/total available days for the ten ships	100%		100%	99.96%	78.37%	40.85%	56.43%

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010 and the six LNG carriers on order for which we have charter contracts. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking.

(2)	Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking. Two of our ships are scheduled to be drydocked in 2015.

(3)

For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)

For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(7)	Represents available days for two newbuildings for which no charter has been signed plus available days for other ships after the expiration of existing charters.

(8)	Contracted revenue for the full year ending December 31, 2012 is $56 million.

          The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2012 for the eight ships in our owned fleet for which we have secured time charters, including the contracts for six of our LNG carriers on order that are scheduled to be delivered on various dates in 2013 and 2014. Other than the assumptions reflected in the footnotes below, including our assumption that the six newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2012. The table reflects only our contracted charter revenues for the six ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our IPO prospectus. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Credit Facilities

          Through our subsidiaries, we have entered into two credit facilities, each of which had amounts outstanding as of March 31, 2012. One of the credit facilities is secured by the GasLog Savannah and the other is secured by the GasLog Singapore. Both of the facilities are denominated in U.S. dollars. The following summarizes certain terms of the two facilities as of March 31, 2012:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of March 31, 2012

Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$154.34 million	LIBOR + applicable margin (1)	2020

33 consecutive quarterly installments, the first 5 in the amount of $2.81 million each and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

DnB Bank ASA, National Bank of Greece S.A. and UBS AG	GAS-two Ltd. (GasLog Singapore)	$121.92 million	LIBOR + applicable margin (1)	2014	8 consecutive quarterly installments, with a balloon payment of $94.23 million due in January 2014

(1)	As of March 31, 2012, the applicable weighted average interest rate for the two loans, after giving effect to hedging, was 3.98%.

          In addition, through our subsidiaries, we have entered into four new loan agreements for an aggregate amount of $1.13 billion in connection with the financing of a portion of the contract prices of our eight contracted newbuildings. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the relevant ships. Each of the facilities are denominated in U.S. dollars. The following summarizes certain terms of the facilities:

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule

DNB Bank ASA, London Branch, and the Export- Import Bank of Korea	GAS-three Ltd. and GAS-four Ltd. (Hull Numbers 1946 and 1947)	Up to $272.5 million	Q1 2013	LIBOR + applicable margin (1)	2025

48 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch	GAS-five Ltd. and GAS-six Ltd. (Hull Numbers 2016 and 2017)	Up to $277 million	Q2 2013 and Q3 2013	LIBOR + applicable margin (1)	2019

24 consecutive quarterly installments of $2.04 million under each tranche, with two balloon payments of $89.62 million each due under each tranche no later than the earlier of six years from delivery of the collateral ships or July 2019

Credit Suisse AG	GAS-seven Ltd. (Hull Number 2041)	Up to $144 million	Q4 2013	LIBOR + applicable margin (1)	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q1 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin (1)	2021 (first tranche) and 2022 (second and third tranches)

28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

Capital Expenditures

          We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. During the period ended March 31, 2012, we funded $20.83 million of construction costs, including installment payments on newbuildings, with shareholders capital contributions and cash from operations.

          Our current commitments for capital expenditures relate to our eight contracted LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. We also have options to acquire two additional newbuilding LNG carriers, which options expire in 2012. We have not yet decided whether we will exercise the options. We are scheduled to take delivery of the eight newbuilding ships on various dates in 2013, 2014 and 2015. The total remaining balance of the contract prices as of March 31, 2012 is $1.42 billion. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

          We intend to fund these commitments with the net proceeds of approximately $309.93 million from our IPO, and with borrowings under the four new loan agreements we have entered into for $1.13 billion in the aggregate. In the event we decide to exercise our options to order the two additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Significant Accounting Policies
          For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Prospectus filed on April 2, 2012.

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position
As of December 31, 2011 and March 31, 2012
(All amounts expressed in U.S. Dollars)

	Note	December 31, 2011	March 31, 2012

Assets
Non-current assets
Goodwill		9,511,140	9,511,140
Investment in associate		6,528,087	6,911,374
Derivative financial instruments		—	1,463,643
Deferred financing costs	6	14,289,327	17,239,980
Other non-current assets		871,769	976,364
Tangible fixed assets	3	438,902,029	436,110,667
Vessels under construction	3	109,069,864	128,360,996

Total non-current assets		579,172,216	600,574,164

Current assets
Trade and other receivables		2,682,820	1,252,376
Dividends receivable and due from related parties	7	1,273,796	167,562
Inventories		425,266	518,225
Prepayments and other current assets		3,365,697	5,165,245
Cash and cash equivalents	5	20,092,909	8,292,266

Total current assets		27,840,488	15,395,674

Total assets		607,012,704	615,969,838

Equity and liabilities
Equity
Share capital	4	391,015	391,015
Contributed surplus		300,715,852	319,378,787
Reserves	10,12	1,744,417	6,089,280
Accumulated deficit		(12,437,763)	(10,266,699)

Equity attributable to owners of the Group		290,413,521	315,592,383

Current liabilities
Trade accounts payable		1,704,915	2,310,971
Ship management creditors		1,102,272	438,058
Amounts due to related parties	7	114,069	432,972
Derivative financial instruments	12,13	3,451,080	3,647,992
Other payables and accruals	9	18,541,023	8,283,379
Loans—current portion	6	24,276,813	24,397,273

Total current liabilities		49,190,172	39,510,645

Non-current liabilities
Derivative financial instruments	12,13	5,101,234	3,345,523
Loans—non-current portion	6	256,788,206	249,983,063
Advances from related parties	7	—	3,350,050
Other non-current liabilities		5,519,571	4,188,174

Total non-current liabilities		267,409,011	260,866,810

Total equity and liabilities		607,012,704	615,969,838

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of income
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2011	March 31, 2012

Revenues	14	16,285,695	16,602,387
Vessel operating and supervision costs		(3,046,284)	(3,488,188)
Depreciation of fixed assets	3	(3,202,450)	(3,235,208)
General and administrative expenses	8	(3,020,864)	(5,184,767)

Profit from operations		7,016,097	4,694,224

Financial costs		(2,335,220)	(3,008,430)
Financial income		23,103	—
Gain on interest rate swaps, net	12	—	101,983
Share of profit of associate		307,461	383,287

Total other expense		(2,004,656)	(2,523,160)

Profit for the period		5,011,441	2,171,064

Attributable to:
Owners of the Group		5,149,924	2,171,064
Non-controlling interest		(138,483)	—

		5,011,441	2,171,064

Earnings per share – basic and diluted	16	0.13	0.06

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2011	March 31, 2012

Profit for the period		5,011,441	2,171,064
Cash flow hedge gain arising during the period	12	744,594	2,920,459

Total comprehensive income for the period		5,756,035	5,091,523

Attributable to:
Owners of the Group		5,894,518	5,091,523
Non-controlling interest		(138,483)	—

		5,756,035	5,091,523

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Cash flow hedging reserve	Equity-settled employee benefits reserve	Accumulated deficit	Attributable to owners of the Group	Non- controlling interest	Total

Balance at January 1, 2011	391,015	199,635,155	(5,395,407)	3,579,684	(26,477,414)	171,733,033	9,199,095	180,932,128

Expense recognized in respect of equity-settled employee benefits	—	—	—	894,917	—	894,917	—	894,917

Profit / (loss) for the period	—	—	—	—	5,149,924	5,149,924	(138,483)	5,011,441

Other comprehensive income for the period	—	—	744,594	—	—	744,594	—	744,594

Total comprehensive income / (loss) for the period	—	—	744,594	—	5,149,924	5,894,518	(138,483)	5,756,035

Balance at March 31, 2011	391,015	199,635,155	(4,650,813)	4,474,601	(21,327,490)	178,522,468	9,060,612	187,583,080

Balance at January 1, 2012	391,015	300,715,852	(5,826,940)	7,571,357	(12,437,763)	290,413,521	—	290,413,521

Capital contributions	—	18,662,935	—	—	—	18,662,935	—	18,662,935

Expense recognized in respect of equity-settled employee benefits	—	—	—	1,424,404	—	1,424,404	—	1,424,404

Profit for the period	—	—	—	—	2,171,064	2,171,064	—	2,171,064

Other comprehensive income for the period	—	—	2,920,459	—	—	2,920,459	—	2,920,459

Total comprehensive income for the period	—	—	2,920,459	—	2,171,064	5,091,523	—	5,091,523

Balance at March 31, 2012	391,015	319,378,787	(2,906,481)	8,995,761	(10,266,699)	315,592,383	—	315,592,383

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flow
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2011	March 31, 2012

Cash flows from operating activities:
Profit for the period		5,011,441	2,171,064
Adjustments for:
Depreciation of fixed assets	3	3,202,450	3,235,208
Share of profit of associate		(307,461)	(383,287)
Financial income		(23,103)	—
Financial costs		2,335,220	3,008,430
Gain on interest rate swaps, net	12	—	(101,983)
Expense recognized in respect of equity-settled share based payments	10	894,917	1,424,404

		11,113,464	9,353,836
Movements in working capital		(9,482,962)	(3,409,648)

Cash provided by operations		1,630,502	5,944,188
Interest paid		(2,207,406)	(2,922,981)

Net cash (used in) / from operating activities		(576,904)	3,021,207

Cash flows from investing activities:
Dividends received from associate		750,000	950,000
Payments for tangible fixed assets and vessels under construction		(4,802)	(21,225,860)
Financial income		23,103	—

Net cash from / (used in) investing activities		768,301	(20,275,860)

Cash flows from financing activities:
Bank loan repayment	6	(9,248,348)	(6,850,114)
Increase in advances from related parties	7	—	3,350,050
Payment of loan issuance costs		—	(8,980,335)
Payment of initial public offering (“IPO”) costs		—	(728,526)
Capital contributions		—	18,662,935

Net cash (used in) / from financing activities		(9,248,348)	5,454,010

Decrease in cash and cash equivalents		(9,056,951)	(11,800,643)
Cash and cash equivalents, beginning of the period		23,270,100	20,092,909

Cash and cash equivalents, end of the period		14,213,149	8,292,266

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

          GasLog Ltd. was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”), an entity also registered in Bermuda. The ultimate controlling party of the Group as of March 31, 2012 was Mr. Peter G. Livanos.

          The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. As of March 31, 2012 the Group’s structure was as follows:

		Percentage of equity interest held
	Place of
Name	incorporation	Direct	Indirect	Principal activities

GasLog Investments Ltd.	BVI	100%	—	Holding Company
GasLog Monaco S.A.M.	Monaco	—	100%	Holding Company
GasLog LNG Services Ltd. [1]	Bermuda	—	100%	Vessel Management Services
Ceres LNG Employee Incentive Scheme Ltd.	Bermuda	—	100%	Holding Company
GasLog Carriers Ltd.	Bermuda	100%	—	Holding Company
GAS-one Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-two Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-three Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-four Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-five Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-six Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-seven Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-eight Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-nine Ltd.	Bermuda	—	100%	Vessel-owning Company
GAS-ten Ltd.	Bermuda	—	100%	Vessel-owning Company
GasLog Shipping Company Ltd.	Bermuda	—	100%	Holding Company
GasLog Shipping Limited	BVI	100%	—	Dormant
Egypt LNG Shipping Ltd.	Bermuda	—	25%	Vessel-owning Company

All entities in the Group have the same year ends.

[1]	Prior to September 30, 2011, the name of this entity was Ceres LNG Services Ltd.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          In October 2010 and March 2011 the Group entered into agreements (the “Joint Venture Agreements”) with an entity jointly owned by the Livanos and Radziwill families (the “Joint Venture Partner”) for the purpose of construction, ownership and operation of the four LNG vessels that GAS-three Ltd., GAS-four Ltd, GAS-five Ltd. and GAS-six Ltd. contracted to construct. As a result of entering into these agreements the Group held a 51% ownership share in each vessel-owning company and the Joint Venture Partner held the balance.

          In June 2011 Ceres Shipping, the majority shareholder of GasLog Ltd., transferred its ownership of GasLog Ltd. shares to Blenheim Holdings Ltd. (“Blenheim Holdings”). The Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping. Ceres Shipping contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings, which in turn contributed the 49% interest in these four vessel-owning companies to GasLog Ltd., which contributed the same to its wholly owned subsidiary GasLog Carriers Ltd. Contribution of these four vessel-owning companies by Ceres Shipping was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

          GasLog Ltd. filed a Form F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) in January 2012 for the registration of shares to be offered in an IPO.

          On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000,000, (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

          The Group completed its IPO and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares. The net proceeds from the offering including the underwriting discount of $18,095,000 and estimated offering costs of $4,636,467 was $309,931,913.

2. Basis of Presentation

          The unaudited condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed interim financial statements should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2011. On May 16, 2012 GasLog Ltd.’s Board of Directors authorized the unaudited condensed interim financial statements for issuance and filing.

          The unaudited condensed consolidated financial statements have been presented in U.S. dollars (“USD”), which is the functional currency of the Group.

          The financial statements are prepared on the historical cost basis, except for derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed interim financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2011.

          Standards and amendments in issue not yet effective or adopted by the Group are set out in Note 2 to the Financial Statements for the year ended December 31, 2011.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

3. Tangible Fixed Assets and Vessels under Construction

          The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessel component	Dry-docking component	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction

Cost
At January 1, 2012	451,549,561	5,000,000	2,066,510	458,616,071	109,069,864
Additions	—	—	443,846	443,846	19,291,132

At March 31, 2012	451,549,561	5,000,000	2,510,356	459,059,917	128,360,996

Accumulated Depreciation
At January 1, 2012	17,501,847	1,506,735	705,460	19,714,042	—
Depreciation expense	2,887,242	248,634	99,332	3,235,208	—

At March 31, 2012	20,389,089	1,755,369	804,792	22,949,250	—

Net book value

At March 31, 2012	431,160,472	3,244,631	1,705,564	436,110,667	128,360,996

At December 31, 2011	434,047,714	3,493,265	1,361,050	438,902,029	109,069,864

          Vessels with a carrying amount of $434,405,103 as of March 31, 2012 (December 31, 2011: $437,540,979) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

          In 2010 and 2011, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries for the construction of eight LNG Carriers (155,000 cubic meters each) which are scheduled to be delivered on various dates between 2013 and 2015.

          Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2012 the Group has paid to the shipyard $124,375,000 and expects to pay the remaining installments for the vessels under construction as they come due based on the shipbuilding contracts (Note 11).

          The detail of cumulative vessels under construction costs as of December 31, 2011 and March 31, 2012 was as follows:

	December 31, 2011	March 31, 2012

Progress shipyard installment payments	105,525,000	124,375,000
Special bonus	3,800,000	3,800,000
Onsite supervision costs	694,119	1,322,751
Shipyard commission	(949,255)	(1,136,755)

Total	109,069,864	128,360,996

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

4. Share Capital

          The Group’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share. On March 13, 2012, GasLog Ltd. effected a share subdivision pursuant to which each issued and outstanding share of par value $1.00 each was divided into 100 shares of par value $0.01 each. In addition, GasLog Ltd. also effected a 1.38-for-1 share dividend by way of an issuance of bonus shares. As a result of the share subdivision and bonus issue, the number of outstanding shares as of March 31, 2012 was increased to 39,101,496 shares, par value $0.01 per share. All share and per share amounts in the unaudited condensed consolidated financial statements have been retroactively adjusted to reflect this share subdivision and bonus issue.

          As of December 31, 2011, the issued and outstanding share capital consisted of: (i) 35,700,000 common shares, par value $0.01 per share; (ii) 2,150,092 manager shares, par value $0.01 per share; (iii) 859,894 subsidiary manager shares, par value $0.01 per share; and (iv) 391,510 common A shares, par value $0.01 per share. Following the conversion of 801,346 manager shares to common shares in January 2012 (Note 10), the issued and outstanding share capital as of March 31, 2012 consisted of: (i) 36,501,346 common shares, par value $0.01 per share; (ii) 1,348,746 manager shares, par value $0.01 per share; (iii) 859,894 subsidiary manager shares, par value $0.01 per share; and (iv) 391,510 common A shares, par value $0.01 per share.

          Immediately prior to the completion of the IPO on April 4, 2012 (Note 1), all outstanding manager shares, subsidiary manager shares and common A shares were converted into common shares (Note 17). Following completion of the IPO and the concurrent private placement, the issued and outstanding share capital consists of 62,863,166 common shares, par value $0.01 per share.

5. Cash and Cash Equivalents

Cash and Cash Equivalents includes $3,355,901 maintained in a retention account as of March 31, 2012 (December 31, 2011: $3,365,345) in respect to the next installment and interest due for the loan facility of GAS-two Ltd.

6. Bank Loans

	December 31, 2011	March 31, 2012

Long-term loans	283,114,333	276,264,220
Less: unamortized deferred loan issuance costs	(2,049,314)	(1,883,884)

Total	281,065,019	274,380,336

Amounts due within one year	24,987,003	25,111,142
Less: unamortized deferred loan issuance costs	(710,190)	(713,869)

Loans – current portion	24,276,813	24,397,273

Amounts due after one year	258,127,330	251,153,078
Less: unamortized deferred loan issuance costs	(1,339,124)	(1,170,015)

Loans – non-current portion	256,788,206	249,983,063

Total	281,065,019	274,380,336

          The main terms of the Company’s loan facilities have been disclosed in the annual financial statements for the year ended December 31, 2011. Refer to Note 12 “Bank Loans” and Note 26 “Subsequent Events”. During the three months ended March 31, 2012 repayments related to the loan facilities

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

of GAS-one Ltd. and GAS-two Ltd. of $6,850,114 (three months ended March 31, 2011: $9,248,348) were made in accordance with repayment terms and there were no drawdowns.

Deferred Financing costs

          As of March 31, 2012, commitment, arrangement, structuring, legal and agency fees of $17,239,980 (December 31, 2011: $14,289,327) incurred for obtaining new loans that will be drawn upon delivery of the vessels have been classified in non-current assets in the unaudited condensed consolidated statements of financial position and will be classified contra to debt on the drawdown date.

          Such fees will be deferred and amortized to financial costs over the life of the related debt, using the effective interest method. Amortization amounts during vessel construction period are capitalized as vessels cost.

7. Related Party Transactions

          The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2011	March 31, 2012

Dividends receivable from associate	950,000	—

Other receivables	323,796	167,562

Total	1,273,796	167,562

          The other receivables due from related parties of $167,562 as of March 31, 2012 (December 31, 2011: $323,796) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Liabilities

	December 31, 2011	March 31, 2012

Ship management creditors	90,226	22,599

Amounts due to related parties	114,069	432,972

Advances from related parties	—	3,350,050

          Ship management creditors’ liability includes cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

          Amounts due to related parties of $432,972 as of March 31, 2012 (December 31, 2011: $114,069) are expenses paid by a related party on behalf of the Group and payable due to other related parties for the office lease and other operating expenses.

          Advances from related parties of $3,350,050 classified under non-current liabilities represent proceeds for shares to be sold under the private placement (Note 1) that were paid by certain of the Group’s directors and officers. The private placement was completed concurrently with the completion of the IPO on April 4, 2012 at which time the shares were issued and equity recorded.

          The Group had the following transactions with related parties which have been included in the unaudited condensed consolidated statements of income for the three months ended March 31, 2011 and 2012:

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Company	Details	Condensed statements of income account	March 31, 2011	March 31, 2012

(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	169,250	181,570
(b)	Ceres Marine Partners	Consultancy	Revenues	15,000	—
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	118,387	159,629
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	5,036	6,950
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	128,118	161,027
(e)	Seres S.A.	Catering	General and administrative expenses	32,802	35,024
(e)	Seres S.A.	Consultancy services	General and administrative expenses	21,516	20,976
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	—	14,000
(g)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	—	29,545

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog Ltd.’s management team. This agreement was terminated in September 30, 2011.

(c)

Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities. In addition, the Group reimburses Nea Dimitra for part of the costs of the building’s internet line.

(d)

Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. The Group pays Ceres Monaco S.A.M. Euro 36,850 per month for the office space (Euro 27,000 until September 30, 2011 and Euro 31,850 until December 31, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M.

(e)

GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus. Amounts paid pursuant to the agreement are less than Euro 100,000 per year.

(f)	In 2010 and 2011, the Group through one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM,

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime SAM $10,000 per owned vessel per annum and $3,000 per managed vessel per annum.

(g)	Seaflight Aviation Limited, an entity controlled by the Livanos family, provides travel services to GasLog Ltd.’s directors and officers.

          Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment.

Compensation of key management personnel:

The remuneration of directors, and other members of key management was as follows:

	Three months ended

	March 31, 2011	March 31, 2012

Remuneration	476,577	1,511,136
Short-term benefits	86,355	22,354
Expense recognized in respect of equity-settled share based payments	894,917	1,424,404

Total	1,457,849	2,957,894

8. General and Administrative Expenses

          An analysis of general and administrative expenses is as follows:

	Three months ended

	March 31, 2011	March 31, 2012

Employee costs	1,825,955	2,540,406
Board of directors’ fees	—	298,750
Expense recognized in respect of equity-settled share-based payments	894,917	1,424,404
Rent and utilities	247,314	381,831
Travel and accommodation	30,289	153,475
Other expenses	22,389	385,901

Total	3,020,864	5,184,767

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

9. Other Payables and Accruals

          An analysis of other payables and accruals is as follows:

	December 31, 2011	March 31, 2012

Social contributions	726,571	589,133
Unearned revenue	4,731,043	—
Accrued legal and professional fees	1,253,025	1,780,640
Accrued board of directors’ fees	572,500	353,750
Accrued employee costs	1,004,390	1,287,169
Other accruals	1,231,605	1,371,609
Accrued financing cost	7,629,920	1,600,238
Accrued interest	1,391,969	1,300,840

Total	18,541,023	8,283,379

10. Share-Based Payments

          In January 2012 the former chief executive officer of GasLog Ltd., Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog Ltd. entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings. As a result of the accelerated vesting, the Group recognized $632,491 of additional compensation expense in the first quarter of 2012.

          The total expense recognized in respect of equity-settled share-based payments for the three months ended March 31, 2012 is $1,424,404 (three months ended March 31, 2011: $894,917).

11. Commitments and Contingencies

(a)	At March 31, 2012 the Group had the following commitments relating to buildings under operating leases:

Operating leases	March 31, 2012

Not later than one year	353,081
Later than one year and not later than three years	706,162
Later than three years and not later than five years	294,234

Total	1,353,477

(b)	Commitments relating to the vessels under construction (Note 3) at March 31, 2012 payable to Samsung Heavy Industries Co. Ltd. were as follows:

Vessels under construction	March 31, 2012

Not later than one year	404,650,000
Later than one year and not later than three years	1,017,475,000

Total	1,422,125,000

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

(c)

Future gross minimum lease revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2012 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Lease revenues	March 31, 2012

Not later than one year	55,796,328
Later than one year and not later than three years	112,732,891
Later than three years and not later than five years	57,259,319

Total	225,788,538

          Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction (Note 3), since estimated delivery dates are not confirmed.

As of March 31, 2012, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250,000 (December 31, 2011: $1,250,000) to third parties relating to the satisfactory performance of its ship management activities;

•	$692,845 (December 31, 2011: $649,224) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $10,000 (December 31, 2011: $10,000) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

          Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

12. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the interest rate swaps derivative asset is as follows:

	December 31, 2011	March 31, 2012

Derivatives designated and effective as hedging instruments carried at fair value

Interest rate swaps	—	507,076

Financial assets carried at fair value through profit or loss (FVTPL)

Interest rate swaps	—	956,567

Total	—	1,463,643

Interest rate swaps, non – current assets	—	1,463,643

Total	—	1,463,643

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

The fair value of the interest rate swaps derivative liability is as follows:

	December 31, 2011	March 31, 2012

Derivatives designated and effective as hedging instruments carried at fair value

Interest rate swaps	8,552,314	6,993,515

Interest rate swaps, current liability	3,451,080	3,647,992
Interest rate swaps, non – current liability	5,101,234	3,345,523

Total	8,552,314	6,993,515

          Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

	GAS-one Ltd.	GAS-one Ltd.	GAS-five Ltd.	GAS-five Ltd.	GAS-six Ltd.	GAS-seven Ltd.

Counterparty	Danish Ship Finance	Danish Ship Finance	Nordea Bank Finland	Nordea Bank Finland	Nordea Bank Finland	Credit Suisse AG

Initial Notional Amount	80,804,648	84,187,193	60,000,000	75,000,000	75,000,000	108,000,000
Notional Amount, December 31, 2011	72,968,326	84,187,193	60,000,000	75,000,000	75,000,000	—
Notional Amount, March 31, 2012	71,662,272	82,680,334	60,000,000	75,000,000	75,000,000	108,000,000
Trade date	Sept 2008	Oct 2011	Nov 2011	Nov 2011	Nov 2011	Mar 2012
Effective Date	Sept 2008	Nov 2011	May 2013	May 2013	July 2013	Nov 2013
Termination Date	August 2013	May 2020	May 2018	May 2018	July 2018	Nov 2020
Fixed Interest Rate	3.84%	2.10%	2.04%	1.96%	2.04%	2.23%

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

          The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to hedge the Group’s exposure to fluctuations in prevailing market interest rates. The derivative instruments listed above, qualified as cash flow hedging instruments.

          For the swap with Credit Suisse AG that was signed in March 2012, there was a loss of $843,429 recognized at its inception in the unaudited condensed consolidated statement of income under gain on interest rate swaps, net.

          For the three months ended March 31, 2012, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $2,920,459 gain has been recognized in other comprehensive income. The loss of $11,155 relating to the ineffective portion was recognized during the three months ended March 31, 2012, in the unaudited condensed consolidated statement of income under gain on interest rate swaps, net.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

	GAS-eight Ltd.	GAS-eight Ltd.

Counterparty	Skandinaviska Enskilda Banken AB (publ)	ING Bank N.V.

Initial Notional Amount	43,500,000	43,500,000
Notional Amount, December 31, 2011	—	—
Notional Amount, March 31, 2012	43,500,000	43,500,000
Trade date	Feb 2012	Feb 2012
Effective Date	Mar 2014	Mar 2014
Termination Date	Mar 2021	Mar 2021
Fixed Interest Rate	2.26%	2.26%

          The derivative instruments listed above, were not designated as cash flow hedging instruments. The change in the fair value of the particular contracts until March 31, 2012 was $956,567 and this amount has been recognized as a gain directly in the unaudited condensed consolidated statements of income, under gain on interest rate swaps, net.

13. Fair Value Estimation

          The carrying amounts of the Group’s financial assets and liabilities recognized in the unaudited condensed consolidated financial statements approximate their fair values.

          The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets were determined with reference to quoted market prices. Where such prices were not available, a discounted cash flow analysis is performed using the applicable yield curve for the duration of the instruments.

          The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The interest rate swaps were grouped into Level 2. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments Disclosure, are based on the degree to which the fair value is observable:

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and.

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

14. Segment Reporting

The Group’s segments are: (1) vessel ownership and (2) vessel management.

Unallocated items primarily comprise assets and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

The following tables include revenues and results for these segments as of and for the periods presented in these unaudited condensed consolidated financial statements:

	Three months ended March 31, 2012

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	13,992,428	2,609,959	—	—	16,602,387
Inter-segment revenues	—	986,290	—	(986,290)	—
Vessel operating and supervision costs	(2,418,994)	(1,938,468)	—	869,274	(3,488,188)
Depreciation of fixed assets	(3,135,875)	(71,054)	(28,279)	—	(3,235,208)
General and administrative expenses	200	(1,809,116)	(3,375,851)	—	(5,184,767)

Profit/(loss) from operations	8,437,759	(222,389)	(3,404,130)	(117,016)	4,694,224

Financial costs	(2,992,305)	(11,955)	(4,170)	—	(3,008,430)
Gain on interest rate swaps, net	101,983	—	—	—	101,983
Share of profit of associate	383,287	—	—	—	383,287

Profit/(loss) for the period	5,930,724	(234,344)	(3,408,300)	(117,016)	2,171,064

Statement of financial position as of March 31, 2012
Total assets	597,046,078	8,683,525	19,961,635	(9,721,400)	615,969,838
Other information for the period ended March 31, 2012
Expenditure on long-lived assets	19,408,148	67,421	376,425	(117,016)	19,734,978

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	Three months ended March 31, 2011

	Vessel ownership	Vessel management	Unallocated	Eliminations	Total

Statement of income
Revenues from external customers (1)	13,701,172	2,584,523	—	—	16,285,695
Inter-segment revenues	—	493,785	—	(493,785)	—
Vessel operating and supervision costs	(2,441,193)	(831,376)	—	226,285	(3,046,284)
Depreciation of fixed assets	(3,153,106)	(34,646)	(14,698)	—	(3,202,450)
General and administrative expenses	(348,944)	(1,543,952)	(1,395,468)	267,500	(3,020,864)

Profit/(loss) from operations	7,757,929	668,334	(1,410,166)	—	7,016,097

Financial costs	(2,324,431)	(9,219)	(1,570)	—	(2,335,220)
Financial income	21,130	1,973	—	—	23,103
Share of profit of associate	307,461	—	—	—	307,461

Profit/(loss) for the period	5,762,089	661,088	(1,411,736)	—	5,011,441

Statement of financial position as of December 31, 2011
Total assets	580,799,328	7,361,882	24,359,209	(5,507,715)	607,012,704
Other information for the period ended March 31, 2011
Expenditure on long-lived assets	—	4,802	—	—	4,802

(1)	During the three months ended March 31, 2011 and March 31, 2012, the vessel ownership segment had two vessels that were time chartered out and earned revenue from external customers.

Revenues from the vessel management segment earned from external customers are broken down as follows:

	Three months ended March 31,
	2011	2012

Management fees and other income	2,576,458	2,195,653
Project income	8,065	414,306

Total	2,584,523	2,609,959

15. Seasonality

          Since owned vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by the vessel ownership segment throughout the year. Seasonality also does not have a significant impact on revenues earned by the vessel management segment, as this segment provides technical vessel management and vessel construction supervision services under fixed-rate agreements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

16. Earnings per share

          Basic earnings per share (“EPS”) was calculated by dividing the net profit for the period attributable to the owners of the common shares (including common A shares) by the weighted average number of common shares issued and outstanding during the period. Manager shares and subsidiary manager shares contain the right to receive non-forfeitable dividends (whether paid or unpaid) and participate equally with common shares in undistributed earnings and therefore are participating securities and, thus, are included in the two-class method of computing EPS.

          Diluted EPS is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares. As the Group’s capital structure only includes common shares and manager and subsidiary manager shares which are participating securities (i.e., there are no other potential common shares), basic and diluted EPS under the two-class method was the same for the periods ended March 31, 2011 and 2012.

          The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended

	March 31, 2011	March 31, 2012

Basic earnings per share
Profit for the period attributable to owners of the Group	5,149,924	2,171,064
Less: Undistributed earnings allocated to manager shares and subsidiary manager shares	447,999	128,988

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	4,701,925	2,042,076

Weighted average number of shares outstanding, basic	35,700,000	36,778,378

Basic earnings per share	0.13	0.06

Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted EPS	5,149,924	2,171,064

Weighted average number of shares outstanding, basic	35,700,000	36,778,378
Potential ordinary shares relating to manager shares and subsidiary manager shares outstanding (Note 10)	3,401,496	2,323,118
Weighted average number of shares used in the calculation of diluted EPS	39,101,496	39,101,496

Diluted earnings per share	0.13	0.06

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the three months ended March 31, 2011 and 2012
(All amounts expressed in U.S. Dollars)

17. Subsequent Events

          On April 4, 2012, the Group completed its IPO and concurrent private placement, at which time the Group issued 23,761,670 common shares. On the completion of the IPO on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares resulting in an accelerated vesting of $1,743,248 which was charged to earnings in the second quarter of 2012. Following the IPO closing, the issued and outstanding share capital of the Group consists of 62,863,166 common shares.

          In April 2012 the Group entered into a fixed rate interest swap agreement, effective January 31, 2013, with DNB BANK ASA for a notional amount of $96,250,000 relating to the loan facility signed on March 14, 2012 that relates to GAS-three Ltd. Under this swap transaction, the bank will effect quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group will effect quarterly payments to the bank on the notional amount at a fixed rate of 1.4475% per annum. The notional amount is reduced during the term of the swap transaction based on the expected principal outstanding.

          In April 2012 the Group entered into a fixed rate interest swap agreement, effective March 28, 2013, with DNB BANK ASA for a notional amount of $96,250,000 relating to the loan facility signed on March 14, 2012 that relates to GAS-four Ltd. Under this swap transaction, the bank will effect quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group will effect quarterly payments to the bank on the notional amount at a fixed rate of 1.4950% per annum. The notional amount is reduced during the term of the swap transaction based on the expected principal outstanding.

          In April 2012, the Group paid $18,700,000 to Samsung Heavy Industries Co. Ltd. for the vessels under construction to be owned by GAS-three Ltd. and GAS-four Ltd.

          In May 2012 the Group entered into a fixed rate interest swap agreement, effective July 30, 2013, with ABN Amro Bank N.V. for a notional amount of $63,500,000 relating to the loan facility signed on October 3, 2011 that relates to GAS-six Ltd. Under this swap transaction, the bank will effect quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group will effect quarterly payments to the bank on the notional amount at a fixed rate of 1.7150% per annum. The notional amount is reduced during the term of the swap transaction based on the expected principal outstanding.

          In May 2012 the Group entered into four fixed rate interest swap agreements, effective March 31, 2014, with DnB Bank ASA, Commonwealth Bank of Australia, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for a total notional amount of $56,000,000 ($14,000,000 each), relating to the loan facility signed on December 23, 2011 that relates to GAS-eight Ltd. Under these swap transactions, the banks will effect quarterly floating-rate payments to the Group for the notional amounts based on the three-month U.S. dollar LIBOR, and the Group will effect quarterly payments to the banks on the notional amounts at an average fixed rate of 2.0510% per annum. The notional amount is reduced during the term of the swap transactions based on the expected principal outstanding.